UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             WILD OATS MARKETS, INC.
                                (Name of Issuer)

                           Ordinary Shares, Par Value
                                 $0.01 Per Share
                         (Title of Class of Securities)

                                  CUSIP Number

                                  Perry D. Odak
                           c/o Wild Oats Markets, Inc.
                               3375 Mitchell Lane
                                Boulder, CO 80301
                                 (303) 440-05220
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 6, 2001
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Perry David Odak


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)       |_|

                                                             (b)       |X|


3        SEC USE ONLY



4        SOURCE OF FUNDS*

                  SC and PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or (e)                  |_|



6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen

         NUMBER OF SHARES BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER

         1,332,649

8        SHARED VOTING POWER


9        SOLE DISPOSITIVE POWER

         1,332,649

10       SHARED DISPOSITIVE POWER

         1,332,649

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,332,649

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                  |_|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.41%

14       TYPE OF REPORTING PERSON

                  IN


Item 1.  Security and Issuer

              The class of equity securities to which this statement relates is the Common Stock, $.001 par value (the "Common Stock") of Wild Oats Markets, Inc., a Delaware Corporation ("Wild Oats," the "Issuer" or the "Company") whose principal executive offices are located at 3375 Mitchell Lane, Boulder, CO 80301.

Item 2.  Name and Background

         a)       The reporting person is an individual:  Perry D. Odak.

         b)       The  business  address  of  Mr. Odak is:

                  c/o Wild Oats Markets, Inc.
                  3375 Mitchell Lane
                  Boulder, CO  80301.

         c) Mr. Odak is President, Chief Executive Officer, and a member of the Board of Directors of the Issuer.

         d) Within the last five years, Mr. Odak has not been convicted in a criminal proceeding.

         e) Within the last five years, Mr. Odak has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         f)       Mr. Odak is a citizen of the United States.

Item 3.  Source and Amount of Funds

         The source and amount of funds used for the purchase are (a) personal funds in cash in the amount of $13,251.84 and (b) $9,273,978.31 by a full recourse promissory note payable to the issuer with interest at 5.5% per annum, compounded semi-annually, maturing on or before March 6, 2006.

Item 4.  Purpose of Transaction

         Perry D. Odak was named as Chief Executive Officer and President of Wild Oats Markets, Inc. effective March 19, 2001. On March 6, 2001, Mr. Odak and Wild Oats entered into a Restricted Stock Purchase Agreement relating to a right to purchase 1,332,649 shares of Common Stock at a price of $6.969 per share. Mr. Odak purchased the shares from Wild Oats on March 6, 2001 by paying $13,251.84 in cash to Wild Oats, and issuing a full recourse promissory note to Wild Oats for $9,273,978.31, the balance of the purchase price remaining.

         Mr. Odak engaged in this transaction for general investment purposes, and the cash amounts paid by Mr. Odak were from his personal funds.

         If Wild Oats were to conclude an equity offering within 270 days after March 6, 2001, Mr. Odak is also entitled to receive options exercisable for up to 300,000 shares of Wild Oats common stock to preserve Mr. Odak's percentage ownership in the common stock of Wild Oats.

Item 5.  Present Ownership of Issuer's Shares

         As of the date hereof, Mr. Odak is the beneficial owner of 1,332,649 shares of Common Stock, representing approximately 5.41% of the issuer's outstanding Common Stock.

Item 6.  Contracts and Arrangements Regarding Issuer's Securities

         The Issuer entered into an Employment Agreement with Mr. Odak on March 6, 2001 ("Employment Agreement"). The Employment Agreement contains provisions regarding the transfer of the restricted stock, as detailed in the Stock Agreement described in Item 4, above, and the issuance of up to 300,000 stock options, exercisable by Mr. Odak for additional common stock of Wild Oats

Item 7.   Exhibits


Exhibit   Description of Exhibit

1 Restricted Stock Purchase Agreement dated as of March 6, 2001 by and between Wild Oats Markets, Inc. and Perry D. Odak, including form of Promissory Note dated March 6, 2001 in the amount of $9,273,978.31 from Perry D. Odak to Wild Oats Markets, Inc./1

2 Employment Agreement dated as of March 6, 2001 by and between Wild Oats Markets, Inc. and Perry D. Odak./2

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 30, 2001
-------------------------
Date

/s/
-------------------------
Signature
Perry D. Odak


--------
/1 Incorporated by reference from the Form 10-Q of Wild Oats Markets, Inc. for the quarter ended March 31, 2001 (Commission file no. 0-21577).
/2 Id.